OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	



08031456

UNIT
SECURITIES AND I
Washing...., ...

A6 ✻
4/29

SEC FILE NUMBER
8-27533

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
APR 24 2008
Washington, DC
103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____03/01/07_____ AND ENDING _____02/29/08_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baron Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue
                                (No. and Street)

New York   New York   10153
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Baron   (212) 583-2000
                                                   (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED

APR 3 0 2008

~~THOMSON REUTERS~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

fk 4/30

OATH OR AFFIRMATION

I, _____Ronald Baron_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm _Baron Capital, Inc._, as of _____February 29, 2008_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINE TREGLIA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02TR6165392
QUALIFIED RICHMOND COUNTY
COMMISSION EXPIRES MAY 07, 2011

_____
Signature

Chairman and CEO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARON CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 29, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Baron Capital, Inc.

We have audited the accompanying statement of financial condition of Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc., as of February 29, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Baron Capital, Inc. as of February 29, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
April 22, 2008

Independent Member of Baker Tilly International

BARON CAPITAL, INC.

Statement of Financial Condition
February 29, 2008

ASSETS
Cash and cash equivalents	$ 17,338,240
Investment in limited partnership, at fair value (cost of $175,000)	49,999
Deferred tax asset	7,400
Due from affiliates	19,788
Other assets	52,051
	$ 17,467,478

LIABILITIES
Accrued expenses and other liabilities	$ 5,854,970
Due to broker	13,132
Due to affiliate	4,814,328
Current taxes payable	484,500
	11,166,930

Commitments

STOCKHOLDER'S EQUITY
Common stock - $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	3,100,065
Retained earnings	3,200,383
	6,300,548
	$ 17,467,478

See notes to statement of financial condition

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 29, 2008

NOTE A - THE COMPANY

Baron Capital, Inc. (the "Company"), a wholly owned subsidiary of Baron Capital Group, Inc. ("BCG"), is a registered broker-dealer which is the distributor of the shares of six affiliated regulated investment companies operating pursuant to Rule 12b-1 under the Investment Company Act of 1940.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions and valuation:

The Company records securities transactions on a trade-date basis. Realized gains and losses from securities transactions are calculated on a specific identification method.

Investments in marketable securities are valued on the last business day of the year at the last available reported price.

The Company is a limited partner in an affiliated partnership that invests in nonmarketable securities which have been valued by the partnership's management. This investment is being carried at fair value in the statement of financial condition, based upon the underlying investments.

Because of the inherent uncertainty of valuation of the affiliated limited partnership, the fair value may differ from the value that would have been used had a ready market existed and the difference could be material.

[2] Use of estimates:

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[3] New accounting pronouncements:

In June 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation will apply to the Company on March 1, 2009. The Company is currently evaluating the impact, if any, on the statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt FAS 157 in March 2008. The Company does not expect that adoption of FAS 157 will have a material effect on the Company's statement of financial condition.

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 29, 2008

NOTE C - INCOME TAXES

The accounts of the Company, its parent and two affiliated companies are included in consolidated federal, state and local income tax returns. The Company computes its tax expense as if it were a separate entity.

At February 29, 2008, the Company had a deferred tax asset of $7,400, which relates to net unrealized losses.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a defined contribution profit-sharing plan. All employees who have completed one year of service and have attained 21 years of age are eligible to participate. Plan contributions are based on the compensation of the participant. The contribution percentage is determined at the discretion of the Board of Directors. Participants in the plan become fully vested upon obtaining eligibility status.

NOTE E - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At February 29, 2008, the Company had net capital of approximately $5,779,000, which is $5,034,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.93 to 1.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)1.

NOTE F - RELATED PARTY TRANSACTIONS

A substantial part of the Company's income is generated from six affiliated regulated investment companies.

The Company shares office, administrative and occupancy expenses with BCG and two affiliated corporations. The Company recognizes its share of such expenses by a formula determined by management. These expenses were also reimbursed by one of its affiliates.

NOTE G - LITIGATION

An action is pending in the Southern District of New York brought by a shareholder of Baron Growth Fund and Baron Small Cap Fund against these two funds, their Trustees, and the Company. The action alleges improper imposition of 12b-1 fees on these two funds that were partially closed to new investors and seeks compensatory damages and to enjoin further 12b-1 fees. A motion to dismiss the complaint is currently pending. Neither the outcome nor the possible liability to these two funds can be determined at this point. No amounts have been accrued in the statement of financial condition with respect to the damages sought by this litigation.

BARON CAPITAL, INC.

Notes to Statement of Financial Condition
February 29, 2008

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company leases office space under two long-term operating leases, expiring at December 31, 2023.

The estimated minimum aggregate rentals are as follows:

Year Ending February 28,	
2009	$ 6,263,000
2010	6,491,000
2011	6,491,000
2012*	6,491,000
2013	6,574,000
Thereafter	80,362,000
	$ 112,672,000

*Year ending February 29

In addition, the leases contain escalation clauses for increases in real estate taxes and operating costs. The facility, which the Company uses, is also shared with BCG and affiliates. The rent is apportioned to the occupants by a formula determined by management.


END